EXHIBIT 4.8

TRANSALTA CORPORATION
SHARE UNIT PLAN
1.	The Plan

1.1          The share unit plan of TransAlta Corporation pursuant to which share units can be granted was established effective January 1, 2013, and is hereby amended and restated effective January 1, 2017.
2.	Purpose

2.1          The purpose of the Plan is to promote a greater alignment of interests between designated officers and employees of the Corporation or its affiliates and holders of common shares of the Corporation generally by offering such officers and employees the opportunity to receive cash remuneration calculated in reference to the market value of the Shares and any applicable performance achievements, which amount of cash remuneration may then be applied towards the purchase of Shares on the open market.
3.	Definitions

Whenever used herein:
(a)
“Base Pay” means the base salary actually paid to a Participant, while designated as a Participant, during a fiscal year but excludes any payments for periods of deemed employment or salary continuance;

(b)	“Board” means the Board of Directors of TransAlta;
(c)	“CEO” means the Chief Executive Officer of TransAlta;
(d)	“Change of Control” means the occurrence after the effective date of this Plan of any of the following:
(i)
the sale to or acquisition by a Holder (except TransAlta or a Subsidiary) of assets of TransAlta or its Subsidiaries having a fair market value greater than 50% of the fair market value of the assets of TransAlta and its Subsidiaries on a consolidated basis determined as of the date of the completion of the transaction or series of integrated transactions, whether such sale or acquisition occurs by way of a reorganization, recapitalization, consolidation, amalgamation, arrangement, merger, transfer, sale, business combination or similar transaction or series of integrated transactions;

(ii)
any Holder becoming the beneficial owner, directly or indirectly, of 50% or more of the voting securities of TransAlta, except for any such acquisition (i) by TransAlta or a Subsidiary, or (ii) by any underwriter or underwriters temporarily holding voting securities pursuant to an offering of such voting securities;

(iii)
any reorganization, recapitalization, consolidation, amalgamation, arrangement, merger, transfer, sale, business combination or other similar transaction or series of integrated transactions involving TransAlta, its Subsidiaries or its shareholders, where record holders of the voting securities of TransAlta immediately prior to such transaction or series of transactions hold less than 50% of the voting securities of TransAlta or of the continuing entity following the completion of such transaction or series of transactions; or

(iv)
a change in the composition of the Board such that individuals who are members of the Board (the “incumbent board”) cease for any reason to constitute at least 50% of the Board, and for this purpose a new director will be considered a member of the incumbent board if the appointment or nomination for election of such new director was approved by at least a majority of the incumbent board;

(e)	“Committee” means the Human Resources Committee of the Board;
(f)	“Corporation” means TransAlta Corporation or its Subsidiaries as the context dictates;
(g)	“Holder” means a person, a group of persons or persons acting jointly or in concert or persons associated or affiliated, within the meaning of the Securities Act (Ontario), with any of them;
(h)	“Incentive Compensation Level” means the target level of Share Unit Award, expressed as a percentage of base salary, assigned to a Participant’s role;
(i)	“Participant” means a non-union employee who has been designated as a Participant by the Committee upon the advice of the CEO;
(j)	“Performance Cycle” means a period of three fiscal years of TransAlta;
(k)	“Performance Level(s)” means the actual levels of achievement of the Performance Metric(s) achieved by TransAlta;
(l)
“Performance Metric(s)” means the standards or criteria, including target performance level(s), to which a Participant’s opportunity for payment under the Plan, and with respect to PSUs, is established;

(m)	“Performance Share Units (“PSUs”)” means Units that vest based on the passage of time as well as Performance Level(s);
(n)	“Plan” means this TransAlta Corporation Share Unit Plan, as amended or restated from time to time;
(o)	“Restricted Share Units (“RSUs”)” means Units that vest based solely on the passage of time;

(p)
“Retirement” means any circumstance (whether related to resignation, termination or otherwise) that results in a Participant meeting the criteria for retirement under a retirement plan of TransAlta or any of its Subsidiaries;

(q)
“Share Unit Agreement” means the agreement approved by TransAlta and signed by the Participant relating to the grant of Units under the Plan as such Share Unit Agreement may be amended from time to time;

(r)	“Share Unit Award” means the amount allocated to a Participant, expressed in dollars and calculated in accordance with Section 7 herein;
(s)	“Share Unit Grant” means the number of Units a Participant receives at the beginning of the Performance Cycle;
(t)
“Shares” means the common shares in the capital of the Corporation and includes any shares of the Corporation into which such common shares have been converted, reclassified, redesigned, subdivided, consolidated, exchanged or otherwise changed;

(u)
“Subsidiary” means any corporation that is a subsidiary of TransAlta (as such term is defined in the Securities Act (Ontario), in force from time to time), including any joint venture partnership or limited partnership, which is directly or indirectly controlled by TransAlta;

(v)	“Target Performance” means the target level of performance for the applicable Performance Metric(s) in the Performance Cycle;
(w)
“Tax Laws” means any applicable legislation prescribing and assessing taxes, interest and withholdings based on income and includes the Income Tax Act (Canada), as amended from time to time and the U.S. Internal Revenue Code of 1986, as amended from time to time, and the Regulations promulgated thereunder, existing case law and the Board’s understanding of the current published administrative policies and assessing practices of the applicable taxing authority;

(x)	“TransAlta” means TransAlta Corporation or its Subsidiaries as the context dictates;
(y)	“TSX” means the Toronto Stock Exchange;
(z)
“Termination Date” means a Participant’s last day of active employment and does not include any period of reasonable, contractual or statutory notice or any period deemed employment or salary continuance;

(aa)	“Unit(s)” means a notional Share in TransAlta where one Unit equals the value of one Share;
(bb)	“Vesting Date” means the date upon which the Participant is entitled to the Units, as approved by the Board or, where applicable, the CEO and as set forth in the applicable Share Unit Agreement; and

(cc)
“Vested Units” means the number of Units originally granted plus any and all applicable dividend equivalents, and as adjusted by any and all applicable Performance Level(s) provided that such adjustment does not exceed 200%.

4.	Administration

4.1          This Plan shall be administered by the Board. The Board shall have the right to delegate the administration and operation of the Plan, in whole or in part, to the Committee. Whenever used herein, or in the applicable Share Unit Agreement, the term “Board” shall be deemed to include the Committee. The Board shall act by vote or written consent of a majority of its members. Whenever the Plan authorizes the Board to take any action, make any determination or decision or form any opinion, then any such action, determination, decision or opinion by or of the Board shall be in the absolute discretion of the Board. The Board may correct any defect or supply any omission or reconcile any inconsistency in the Plan, in the manner and to the extent the Board deems, in its sole and absolute discretion, necessary or desirable. All determinations and interpretations made by the Board shall be binding upon all Participants and upon their legal and personal representatives and beneficiaries.
4.2          The Board shall at its sole and absolute discretion (i) grant Units to Participants; (ii) interpret and administer the Plan; (iii) establish, amend and rescind any rules and regulations relating to the Plan; (iv) establish conditions relating to the vesting of Units; (v) set, waive and amend Performance Metric(s); (vi) approve Performance Level(s); and (vii) make any and all other determinations that the Board deems necessary or desirable for the administration of the Plan. The Board shall approve all Incentive Compensation Levels for all Participants.
4.3          Notwithstanding the foregoing, the CEO has the delegated authority to grant Units to Participants below the CEO’s direct reports up to an annual maximum grant value of one million dollars in the aggregate.
4.4          To the extent that any Unit granted to a Participant results in adverse or unanticipated consequences under any Tax Laws, such Unit shall be subject to such additional rules and requirements as specified by the Board from time to time in order to comply with the Tax Laws or to minimize the impact of the Tax Laws. If any provision of the Plan contravenes any Tax Laws or could cause the Participant to incur any tax, interest or penalties, then the Board may, in its sole discretion and without the Participant’s consent, modify such provision to (i) comply with, or avoid being subject to, such Tax Laws, or to avoid incurring taxes, interest or penalties under the Tax Laws, and otherwise (ii) maintain, to the maximum extent practicable, the original intent and economic benefit to the Participant of the applicable provision without materially increasing the cost to the Corporation or contravening Tax Laws. However, the Corporation shall have no obligation to modify the Plan or any Unit and does not guarantee that Units will not be subject to taxes, interest and penalties under Tax Laws.
4.5          Units granted hereunder shall be evidenced by a Share Unit Agreement signed by the Participant, which agreement shall be similar in form and substance to the one attached herein as Appendix “A” to the Plan, as amended from time to time.
5.	Eligibility and Participation

5.1          The individuals who may be eligible to participate in the Plan are non-union employees of TransAlta who, upon the advice of the CEO, are designated as Participants by the Board. Notwithstanding anything to the contrary herein, the Board shall determine when and to what extent individuals otherwise eligible for consideration shall become or cease to be Participants for purposes of this Plan and shall determine when, and under what circumstances, any individual shall be considered to have terminated employment for purposes of the Plan.
5.2          The Plan does not grant to any Participant the right to be or to continue to be employed by TransAlta or any of its Subsidiaries. Further, the Plan does not grant to any Participant the right to receive any Share Unit Award except in accordance with the Plan. The use of the Plan to determine any or all of a Participant’s compensation is entirely at the discretion of the Board. The awarding of a Share Unit Award to a Participant is a matter to be determined solely in the discretion of the Board. This Section 5.2 applies notwithstanding any other provision of the Plan.
5.3          The participation in the Plan by any Participant shall not have any effect on any executive employment agreement entered into between an executive and the Corporation. If any terms of such executive employment agreement in any way conflict with the terms of this Plan, the terms of the executive employment agreement will supersede this Plan.
6.	Determination of Share Unit Grants

6.1          The Board shall convert a specified cash amount to a number of Units on the basis of the closing price of the Shares on the TSX, or on such other exchange on which the Shares may be listed, on the date immediately preceding the date of grant. To the extent required for securities law reporting requirements, such closing price will also be used to represent the Units’ fair market value.
6.2          With respect to PSUs, no later than 60 days after the commencement of the Performance Cycle, and after consultation with the CEO, the Board shall approve the applicable Performance Metric(s) and Incentive Compensation Levels.
6.3          When the Corporation declares a dividend on Shares, the Participant shall be granted additional Units, or fractional Units as the case may be, with such number of additional Units or fractional Units being determined by converting the cash value of the dividends attributable to the Units to a number of Units or fractional Units, on the basis of the closing price of the Shares on the TSX, or on such other exchange on which the Shares may be listed, on the trading day on which the dividends were paid on the Shares.
6.4          The Corporation, or an independent administrator as designated by the Corporation, shall maintain a notional account on behalf of each Participant and the number of Units granted to each Participant, including those granted in lieu of dividends, shall be credited to the Participant’s account.
7.	Determination of Share Unit Awards

7.1          Upon the Vesting Date and subject to Section 8, the Participant shall be entitled to receive their Share Unit Award equal to:
(i)	the number of Vested Units, multiplied by
(ii)
the value of a Share on the Vesting Date, being the closing price of the Shares on the TSX on the trading day immediately prior to the Vesting Date. Provided that if the Shares are not listed on the TSX, the value of a Share on the Vesting Date shall be established by the Board based on a price per Unit of any other public exchange on which the Shares are listed, or if the Shares are not listed on any public exchange, by the Board acting in good faith
7.2          With respect to PSUs, no later than 60 days after the end of the Performance Cycle, the Board shall approve the Performance Level(s) achieved by TransAlta as it relates to the Performance Metric(s) provided that the maximum Performance Level(s) applicable to PSUs equals 200% of Target Performance, subject to any Board discretion and any and all adjustments made by the Board.
7.3          Provided that the information required to determine the Performance Level(s) has been approved by the Board, TransAlta shall within 90 days of the end of the Performance Cycle pay to the Participant an amount equal to the Share Unit Award calculated in accordance with Section 7.1, subject to Section 8, less any applicable taxes or other deductions which TransAlta is required by law to make, with respect to the Participant’s Share Unit Award.
7.4          Notwithstanding the foregoing, the payment of any Share Unit Award shall be subject to the satisfaction of the condition precedents that such Participant refrain from engaging in any activity which, in the opinion of the Board or the CEO, is inimical or contrary to the bests interests of TransAlta.
8.	Purchase of Shares

8.1          Except where not permitted by law, the Corporation may specify that a Share Unit Award in respect of a Participant is to be applied towards the purchase of Shares on the open market, in which case the Corporation shall designate a broker who is independent of the Corporation and who acts as an agent for the Participant to purchase Shares on the open market. The Corporation shall, as soon as practicable, transfer to the broker the Share Unit Award, less the deduction of applicable taxes and other source deductions. The broker shall then purchase Shares in its sole discretion and shall control the time, amount and manner of all purchases of Shares and notify the Participant or the Participant’s personal representative, as applicable, and the Corporation of: (a) the aggregate purchase price for the Shares, (b) the purchase price per Share, and (c) the amount of any related brokerage commission. The cash value remaining after the purchase of the Shares will be paid to the Participant no later than 90 days following the Vesting Date. The Corporation shall pay all brokerage commissions in connection with the purchase of the Shares.
9.	Ceasing to be an Employee

9.1          Subject to Section 5.3 and unless otherwise determined by the Board, if the employment of a Participant is terminated by reason of Retirement or death prior to the Vesting Date, then the Participant, or the Participant’s designated representative in the case of death, shall be paid their Share Unit Award as calculated by multiplying the number of non-vested Units in the Participant’s account by a fraction where the numerator shall be the number of months between the Grant Date and the Termination Date and the denominator shall be the number of months between Grant Date and Vesting Date, which shall then be multiplied by the closing share price on the Termination Date. With respect to PSUs, the Performance Level(s) achieved at the end of the quarter preceding the Participant’s Termination Date shall also be applied. Subject to Section 5.3 and unless otherwise determined by the Board, if the employment of a Participant is terminated by reason of Retirement or death following the Vesting Date but prior to the Share Unit

Award being paid out, then the Participant, or the Participant’s designated representative in the case of death, shall be paid their Share Unit Award in accordance with Section 7.
9.2          Subject to Section 5.3 and unless otherwise determined by the Board, if the employment of a Participant is terminated by reason of termination without cause, other than in the case of a Retirement, prior to the Vesting Date, then the Participant shall be paid their Share Unit Award as calculated by multiplying the number of non-vested Units in the Participant’s account by a fraction where the numerator shall be the number of months between the Grant Date and the Termination Date and the denominator shall be the number of months between Grant Date and Vesting Date, which shall then be multiplied by the closing share price on the Termination Date. With respect to PSUs, the lower of target and Performance Level(s) achieved at the end of the quarter preceding the Participant’s Termination Date shall also be applied. Subject to Section 5.3 and unless otherwise determined by the Board, if the employment of a Participant is terminated by reason of termination without cause, other than in the case of a Retirement, following the Vesting Date but prior to the Share Unit Award being paid out, then the Participant, shall be paid their Share Unit Award in accordance with Section 7.
9.3          Subject to Section 5.3 and unless otherwise determined by the Board, if the employment of a Participant is terminated by reason of voluntary resignation, other than in the case of a Retirement, or termination with cause prior to the Share Unit Award being paid, regardless if the Units have vested, then the Participant will forfeit their Share Unit Award(s).
9.4          Notwithstanding the foregoing, if a Participant holds share units issued as a result of the deferral provisions as per the Corporation’s Trading and Sales Incentive Plan, and if termination by reason of Retirement occurs, then the Participant’s applicable share units shall be treated in accordance with the Trading and Sales Incentive Plan.
10.	Anti-Dilution

10.1          If the number of outstanding Shares of the Corporation shall be increased or decreased as a result of a share split, consolidation or re-capitalization and not as a result of the issuance of Shares for additional consideration or by way of share or stock dividend, the Board shall make the appropriate adjustments to the number of Units held by a Participant. Any determinations by the Board as to the required adjustments shall be made in its sole discretion and all such adjustments shall be conclusive and binding for all purposes under the Plan.
11.	Change of Control

11.1          Subject to Section 5.3, in the event of a Change of Control, such as a proposed merger or amalgamation of TransAlta with one or more other corporations, an offer by any person to purchase all of the outstanding Shares of TransAlta, a sale or distribution of all or substantially all of TransAlta’s assets to any other person or any arrangement or corporate reorganization not otherwise provided for herein, the Board shall, in a fair and equitable manner, determine the manner in which Share Unit Awards shall be calculated for all Participants. The Board may make such adjustments to the Plan and to any Units outstanding under the Plan as the Board may, in its sole discretion, consider appropriate in the circumstances to prevent substantial dilution or enlargement of the rights granted to Participants hereunder, including making appropriate provisions for the adjustment of the number of Units held by a Participant and the continuance of the Plan following a Reorganization or vesting, redemption and termination of all Units granted to a Participant and using such adjustment in respect of specific performance criteria. Any determinations by the Board as to the required adjustments upon a Change of Control, shall be made in its sole discretion and all such adjustments shall be conclusive and binding for all purposes under the Plan.
12.	Rights of a Participant to Continued Employment

12.1          Neither the selection of any person as a Participant nor the granting of any Units to any Participant under the Plan shall (i) confer upon such Participant any right to continue as an employee of the Corporation or any of its subsidiaries or associated or affiliated entities, or (ii) be construed as a guarantee that the Participant will continue as an employee of the Corporation or any of its subsidiaries or associated or affiliated entities, as the case may be.
13.	Rights of a Participant to Receive Shares

13.1          No person entitled to Units hereunder shall, by virtue of the grant of Units have any entitlement to receive any Shares or have any rights of a shareholder of the Corporation.
14.	Transferability

14.1          All Units and all benefits accruing to any Participant in accordance with the terms and conditions of the Plan shall be neither transferable nor assignable unless specifically provided herein. During the lifetime of a Participant, the Share Unit Award for any Units granted hereunder shall only enure to the benefit of such Participant and in the event of the death of a Participant, to the person or persons to whom the Participant’s Units under the Plan pass by the Participant’s will or applicable law.
15.	Amendment and Termination of Plan

15.1          The Board may, at any time, suspend or terminate the Plan. The Board may also at any time amend or revise the terms of the Plan, provided that no such amendment or revision shall in any manner materially adversely affect any rights of any Participant under the Plan theretofore granted under the Plan without such Participant’s consent.
16.	Withholding of Tax

16.1          The Corporation shall be entitled to deduct from any payment under the Plan, including the Share Unit Award, the amount of any tax, withholding, interest or penalty applicable to such payment or may require any Participant to pay such amount to the Corporation prior to and as a condition of making such payment.
17.	Interpretation

17.1          This Plan will be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein.